U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                       N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number
1.	Press Release dated August 22, 2006	4

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                              KINGSWAY FINANCIAL SERVICES INC.

Dated:  August 25, 2006                                 By:   /s/  W. Shaun  Jackson
                                                                                  W. Shaun Jackson
                                                                                  Executive Vice President and
                                                                                  Chief Financial Officer

KINGSWAY FINANCIAL ANNOUNCES UPCOMING PRESENTATIONS

Toronto, Ontario (August 22, 2006) – Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) announced today that its Executive Vice President and CFO, W. Shaun Jackson, is scheduled to present at the Keefe Bruyette & Woods Insurance Conference at the Sheraton Hotel in New York City on Wednesday, September 6, 2006 beginning at 10:30 a.m. (EDT). Mr. Jackson will also be presenting at the Scotia Capital’s Financial Summits at the Fairmont Royal York Hotel in Toronto on Wednesday, September 13, 2006 at 12:50 p.m.

About the Company

Kingsway Financial Services Inc. is the largest truck insurer in North America and the seventh largest non-standard automobile insurer in North America based on A.M. Best data that we have compiled. Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company, Zephyr Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, American Service Insurance Company, Southern United Fire Insurance Company, Jevco Insurance Company, Kingsway Reinsurance Corporation, Barbados and Kingsway Reinsurance (Bermuda) Ltd. all rated “A-” (Excellent) by A.M. Best. Kingsway General and York Fire are rated “B++” (Very Good) and American Country and U.S. Security are rated “B+” (Very Good) by A.M. Best. The Company’s senior debt is rated investment grade “BBB-” (stable) by Standard and Poor’s and A.M. Best and “BBB” (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

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For further information, please contact:
W. Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com